

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

Via E-mail
Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, CA 95742

> **Re: GenCorp Inc.**
> **Registration Statement on Form S-4**
> **Filed July 26, 2013**
> **File No. 333-190199**

Dear Ms. Redd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please disclose, wherever you describe the guarantees throughout this prospectus, that the guarantees are full and unconditional subject to certain release provisions, that your subsidiaries are 100% owned, and that the guarantees are joint and several. Please refer to Rule 3-10 of Regulation S-K.

Cover Page of the Prospectus

3. Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

4. As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm New York City time expiration date instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight Eastern time of the twentieth business day, and revise accordingly both throughout the prospectus and Letter of Transmittal as necessary. See Rule 14d-1(g)(3).

Cautionary Statement Regarding Forward-Looking Statements, page ii

5. The safe harbor for forward- looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 58

Expiration Date; Extensions; Amendments, page 61

6. You reserve the right in your sole discretion to "delay accepting any initial notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

7. We note your reservation of the right to amend the terms of the offer in any way you determine. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 62

8. We note that if any of the enumerated conditions exist, you reserve the right in the first bullet point on page 63 to "refuse to accept any initial notes and return all tendered initial notes to the tendering holders." Rule 14e-1(c) requires that you return the old notes

"promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document as necessary.

Description of the New Notes, page 67

Collateral, page 69

9. You state under romanette (vi) that the Collateral will not include "any Capital Stock or other securities of any Affiliate of the Company in excess of the maximum amount of such Capital Stock or securities that could be included in the Collateral without creating a requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act for separate financial statements of such Affiliate to be included in filings by the Company with the SEC." Please revise your disclosures so that noteholders may understand how this Rule 3-16 "collateral cutback" impacts their security interests. In particular, please disclose the following:

   - that the collateral cutback applies to the capital stock of any subsidiary collateralizing the notes where the greater of the book value or the market value (fair value) of the subsidiary capital stock equals 20% or more of the current principal amount of the registered notes;

   - the name of each subsidiary that has capital stock collateralizing the notes, including the book value and market value of the capital stock of each subsidiary;

   - identification of each subsidiary with capital stock collateralizing the notes that as of the latest Balance Sheet date has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes and is therefore subject to the collateral cutback; and

   - the amount of changes in the values for each subsidiary that could result in the collateral stock of the subsidiaries moving into or out of the collateral pool and any known trends in this regard.

Undertakings, page II-3

10. Please delete the undertaking provided in Item 512(a)(5)(ii)(B) and add the undertaking provided in Item 512(a)(5)(ii).

Exhibits Index

11. Please amend your registration statement to file the articles of incorporation and bylaws for each of the co-registrants as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Exhibit 5.1

12. We note counsel's limitation of their opinion to the federal laws of the United States and the laws of the State of New York in effect as of the date of this letter. Please note that in issuing the binding obligation opinion with respect to the guarantors, the opinion must cover the law of the jurisdiction under which each guarantor is organized. Counsel may engage local counsel to provide the opinion that the guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Please file a revised opinion to cover the laws of the states of Ohio, Delaware, and New Jersey. Please see Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

CC: Via E-mail
       Jeffrey Spindler, Esq.
       Olshan Frome Wolosky LLP